UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Long-e International, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

54265M108
(CUSIP Number)

1/25/07
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]  Rule 13d- 1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act


(however, see the Notes).


CUSIP No.	54265M108

  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

BARRON PARTNERS LP
431981699

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
	(a)
	(b)	X

3.  SEC Use Only
	...........................................................
..............
	...........................................................
..........
4.	Citizenship or Place of Organization
United States, Incorporated in Delaware
Number of Shares		5  Sole Voting Power
Beneficially
Owned by Each			3,434,500 (1)
Reporting
Person 				6  Shared Voting Power
With         			none

7  Sole Dispositive  Power

3,434,500 (1)
8  Shared Dispositive Power

none

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
3,434,500 (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

N/A

11. Percent of Class Represented by Amount in Row (9)

9.9%

12. Type of Reporting Person (See Instructions)
PN

(1) Represents 3,434,500 shares of common stock issuable upon conversion of convertible note and / or exercise of warrants that are convertible and / or exercisable within 60 days of the Date of the Event, and excludes up to 13,565,500 shares of common stock issuable upon conversion of convertible note and exercise of warrants that are not convertible and / or exercisable within the said 60-day period pursuant to the terms thereof. Pursuant to the terms of convertible note and warrants, the Reporting Person may not acquire shares of common stock upon conversion of convertible note and exercise of warrants to the extent that, upon conversion or exercise, the number of shares of common stock beneficially owned by the Reporting Person would exceed 9.9% of the issued and outstanding shares of common stock of the issuer.


Item	1.

(a)  Name of Issuer

Long-e International, Inc.

(b)	Address of Issuer's Principal Executive Offices

C-6F Huhan Chuangxin Block, Keyuan Road
Hi-Tech Industry Zone
Shenzhen, 518000
Guangdong, China

Item	2.
(a) Name of Person Filing

Barron Partners LP

(b) Address of Principal Business Office or, if none, Residence

730 Fifth Avenue, 25th Floor
New York, NY 10019

(c)  Citizenship
United States of America, Incorporated in Delaware

(d)	Title of Class of Securities

Common Stock

(e)  CUSIP Number

54265M108

Item 3. If this statement is filed pursuant to 240.13dm 1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a )[ ] Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).

 (b [ ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)  [ ]	Investment company registered under


section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ]	An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);

(f [ ]	An employee benefit plan or endowment fund in
accordance with 240.13d- 1(b)(1)(ii)(F);

(g ) [ ]	A parent holding company or control person in
accordance with  240.13d-1(b)(1)(ii)(G);

(h) [ ]	A savings associations as defined in


Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);

(i)  [ ]	A church plan that is excluded from the definition of
an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);



(j) [ ]	Group, in accordance with 240.13d 1(b)(1)(ii)(J).

Item 4 Ownership.

The holdings reported herein are stated as of January 25, 2007.

(a)  Amount beneficially owned: 3,434,500 (1)



(b)  Percent of class: 9.9%

(c) Number of shares as to which the person has:

 (i)   Sole power to vote or to direct the vote: 3,434,500 (1)
(ii) Shares power to vote or to direct the vote: 0

(iii)  Sole power to dispose or to direct the disposition of:
3,434,500

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.

N/A

Item 7. 	Identification and Classification of the Subsidiary
Which Acquired the Security Being


Reported on By the Parent Holding Company or Control Person.
N/A
Item 8.  Identification and Classification of Members of the
Group

N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  February 5, 2007

/s/ Andrew B. Worden
Signature

Managing Director, General Partner Entity
Name/Title